THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                      McCormick & Company, Incorporated
 .................................................................
                           (Name of Issuer)


                            Common Stock
 .................................................................
                   (Title of Class of Securities)


                            579780107
 ...............................................................
                         (CUSIP Number)



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
_________________________________________________________________

1) Name of Reporting Person S.S. or IRS Identification Nos. of
Reporting Persons

	Harry K. Wells  ###-##-####



	2) Check the Appropriate Box if a Member of a Group



	(a)



	(b)  X



3) SEC use only







4) Citizenship or Place of Organization:   United States



Number of Shares Beneficially Owned by Each Reporting Person with:



(5)  Sole Voting Power:     347,803 shares

(6)  Shared Voting Power: 0

(7)  Sole Dispositive Power:    347,803 shares

(8)  Shared Dispositive Power: 0



9) Aggregate Amount Beneficially Owned by Each Reporting Person:
               347,803 shares



10) Check if the Aggregate Amount in Row (9) Excludes certain shares



11) Percent of Class Represented by Amount in Row 9:     3.02%



12) Type of Reporting Person:       IN



1) Name of Reporting Person S.S. or IRS Identification Nos. of
Reporting Persons

	  Lois L. Wells  ###-##-####



	2) Check the Appropriate Box if a Member of a Group



	(a)



	(b)  X



3) SEC use only







4) Citizenship or Place of Organization:   United States



Number of Shares Beneficially Owned by Each Reporting Person with:



(5)  Sole Voting Power:   238,820 shares

(6)  Shared Voting Power: 0

(7)  Sole Dispositive Power: 238,820 shares

(8)  Shared Dispositive Power: 0


9) Aggregate Amount Beneficially Owned by Each Reporting Person:
          238,820 shares



10) Check if the Aggregate Amount in Row (9) Excludes certain shares



11) Percent of Class Represented by Amount in Row 9:       2.08%



12) Type of Reporting Person:       IN






                             Item 1(a)



Name of Issuer:   McCormick & Company, Incorporated





                             Item 1(b)



Address of Issuer's Principal Executive Offices:   18 Loveton
   Circle, Sparks, Maryland 21152





                              Item 2(a)



Name of Person Filing:    Harry K. Wells;  Lois L. Wells





                              Item 2(b)



Address of Principal Business Office or, if none, Residence:
  PO Box 409, Riderwood, Maryland 21139





                              Item 2(c)



Citizenship:   United States





                              Item 2(d)



Title of Class of Securities:   Common Stock





                              Item 2(e)



CUSIP Number:  579780107





                               Item 3



[X] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)







                               Item 4

Ownership:



(a) Amount Beneficially Owned:  Harry K. Wells - 347,803 shares;
    Lois L. Wells -238,820 shares; together as a group - 586,623 shares of Common Stock



(b)  Percent of Class:   5.1%



(c)  Number of Shares as to which such person  has:



    	(i)  sole power to vote or direct the vote:    Harry K. Wells -
          347,803 shares;  Lois L. Wells -238,820 shares



   	(ii)  shared power to vote or direct the vote:   0



  	(iii)  sole power to dispose or to direct the disposition:
          Harry K. Wells - 347,803 shares;  Lois L. Wells -238,820 shares



   	(iv)  shared power to dispose or to direct the disposition:   0





                               Item 5



Ownership of Five Percent of Less of a Class.



	  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following   [   ].





                                Item 6



Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.





                               Item 7



Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company.


         Not Applicable.





                                Item 8



Identification and Classification of Members of the Group.


	   Members of the Group:



		        Harry K. Wells 	IN

		        Lois L. Wells		 IN





                              Item 9



Notice of Dissolution of Group.


        	Not Applicable.



                              Item 10



Certification.



  	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



Signature.



	   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:	February  14, 1997





Signature: /s/Harry K. Wells

Name:  Harry K. Wells



Signature: /s/Lois L. Wells

Name:  Lois L. Wells